

Matrix 360 Distributors, LLC
Financial Statements and Supplemental Schedules
Pursuant to SEC Rule 17a-5

December 31, 2024

This report is deemed in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934.

Matrix 360 Distributors, LLC

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69013

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Matrix 360 Distributors, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__4300 Shawnee Mission Parkway, Suite 100__
                                    (No. and Street)

Fairway	KS	66205
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Samson	732-233-3500	edsamson@finopconsultants.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Tait Weller & Baker, LLP__
                    (Name – if individual, state last, first, and middle name)

50 S 16th St. #2900	Philadelphia	PA	19102
(Address)	(City)	(State)	(Zip Code)

October 16, 2003		445
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Williams, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Matrix 360 Distributors, LLC, as of 12/31, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kelsie D. McAlister
Notary Public, State of South Carolina
My Commission Expires April 8, 2031

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



taitweller.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Manager
Matrix 360 Distributors, LLC
Fairway, Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Matrix 360 Distributors, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Matrix 360 Distributors, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Matrix 360 Distributors, LLC's management. Our responsibility is to express an opinion on Matrix 360 Distributors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Matrix 360 Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Matrix 360 Distributors, LLC's auditor since 2023.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 16, 17, and 18 has been subjected to audit procedures performed in conjunction with the audit of Matrix 360 Distributors, LLC's financial statements. The supplemental information is the responsibility of Matrix 360 Distributors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 16, 17, and 18 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 28, 2025

Financial Statements

Matrix 360 Distributors, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	113,015
Fees receivable		14,699
Other assets		15,476
Total assets		$143,190

Liabilities and Member's Equity

Liabilities

Accrued expenses	$	3,500
Unearned Income		19,440
Total liabilities		22,940

Member's Equity

		120,250
Total liabilities and member's equity	$	143,190

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Statement of Operations

For the Year Ended December 31, 2024

Revenue

Distribution and service fees	$	192,403
Total revenue		192,403

Expenses

Professional fees	64,435
Shared expenses	60,000
Regulatory fees and expenses	42,560
Miscellaneous	6,284
Licenses expense	11,100
Total expenses	184,379
Net Income	$ 8,024

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

Member's equity at January 1, 2024	$	97,226
Capital Contributions		15,000
Net Income		8,024
Member's equity at December 31, 2024	$	120,250

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2024

Subordinated borrowings at January 1, 2024	$	_
Increases:		_
Decreases:		_
Subordinated borrowings at December 31, 2024	$	_

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows provided (used) by operating activities:		
Net Income	$	8,024
Adjustments to Reconcile net income to net cash provided by (used by) operating		
Changes in assets and liabilities		
Decrease in fees receivable		423
Decrease in due from affilate		11,846
Decrease in other assets		2,504
Decrease in accrued expenses		(965)
Net Cash provided (used) by operating activities	$	21,832
Cash flows provided by financing activities:		
Capital contributions		15,000
Net Cash provided (used) by financing activities	$	15,000
Net increase in cash	$	36,832
Cash at beginning of year	$	76,183
Cash at end of year	$	113,015

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Notes to Financial Statements
December 31, 2024

_____

1.   Organization

Matrix 360 Distributors, LLC (the "Company") is a Delaware limited liability company that is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA to operate as a registered broker-dealer in June 2013. The Company and an affiliate, M3Sixty Administration, LLC, are wholly owned by Matrix 360 Holdings, LLC. M3Sixty Administration, LLC provides personnel support services to the Company. The cost of these services is reimbursed by the Company under an expense sharing agreement between M3Sixty Administration, LLC and the Company. The Company has agreed to limit its business to the distribution of registered investment company shares and related services.

The Company is engaged in a single line of business as a limited purpose broker dealer which provides distribution related serves to its customers. The Company has identified its president as the chief operating decision maker "CODM' who uses net income to evaluate the results of the business in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit loss to make operational decisions while maintaining capital adequacy such as whether to reinvest profits or pay out income. The Company's operations constitute a single segment and therefore a single reportable segment because the CODM manages the business activities using the Company's information as a whole. The Company's policy is used to measure the profit and loss in the segment is the same as those described in the summary of significant accounting policies. Included in the Statement of Operations is the segment information. (ASU 2023-07 Segment reporting)

2.   Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:
Revenue – Mutual fund service fees, marketing, underwriting and distribution fees are recognized when earned. Contracts with each client itemize underwriting, distribution and compliance services and fee schedules that are provided to mutual funds. Clients can be assessed an annual base fee along with a basis point based on the net assets of the mutual funds, along with an advertising review fee. The annual base fee is amortized over a one-year period based on the contract renewal date. Payments received in advance of the contract renewal date are recorded as unearned revenue on the Statement of Financial Condition. The basis point fee is calculated based on the prior month's average net assets and billed in arrears. Management has determined that the performance obligation has been met at the end of each month and as such revenue is recognized at a point in time.

Income taxes- As a single member limited liability company, the Company does not incur any liability for federal or state income taxes because all income, deductions and credits are reportable by its member.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during, the year ended December 31, 2024, the Company did not have liability for unrecognized tax positions.

Use of estimates- The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

Fair Value – All amounts on the financial statements are presented at fair value.

3.   Concentration of Credit Risk

The Company is engaged in brokerage and distribution activities in which counterparties are primarily

mutual fund companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product.

4.   Related Parties

The Company has an expense sharing agreement where the parties agree to pay a reasonable fee to the parent Company which are subject to review at any time. These amounts are subject to be waived by the managing member of the parent. The Company received capital contributions of $15,000 from the Member for the year ended December 31, 2024. The Company paid $60,000 for the year to M3Sixty Administration, LLC for personnel support services and is recorded as Shared Expenses on the Statement of Operations. For the year the Company received $8,889 in distribution fees of which $1,315 were included in fees receivable at year end from M3Sixty Capital LLC which is controlled by Matrix 360 Holdings LLC .

5.   Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-l. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024 the Company had net capital of $109,515 which was $104,515 in excess of its required net capital of $5,000. The Company's aggregate indebtedness net capital ratio was 0.21 to 1.

6.   Computation for Determination of Reserve Requirements

The Company operates in accordance with the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions, if any, are limited to sales and redemption of shares of registered investment companies, variable annuities and related services.

7.   Recently Issued Accounting Pronouncements

Except for ASU 2023-07 topic 280, segment reporting as described under the footnote Organization, there were no applicable recently issued accounting pronouncements applicable to the Company.

8.   Commitments and Contingencies

The Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, management considers the likelihood of such an event to be remote; however, the maximum potential exposure is unknown.

9.   Disaggregation of Revenue

The Company's revenues disaggregated by type are: Distribution of $172,963 and Services $19,440.

Supplemental Information

Matrix 360 Distributors, LLC
Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
December 31, 2024   *Schedule I*

_____

COMPUTATION OF NET CAPITAL

Total member's equity	$	120,250
Deduct member's equity not allowable for Net Capital:		___
Total member's equity qualified for Net Capital		120,250
Deductions and/or charges:		
Non-allowable assets:		
Fees receivable		(14,699)
Prepaid expenses		(15.462)
Other assets		(14)
		_
Total non-allowable assets		(30,175)
Other additions		19,440
Net Capital before haircuts on securities positions		
Trading and investment securities:		109,515
Net Capital	$	109,515

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Total liabilities	$	22,940
Total aggregate indebtedness	$	22,940
Percentage of aggregate indebtedness to Net Capital		20.9%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Matrix 360 Distributors, LLC
Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
December 31, 2024   <u>*Schedule I (continued)*</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $22,940)	$	1,529
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	104,515
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	103,515

No material differences exist between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing of December 31, 2024.

Matrix 360 Distributors, LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3
Of The Securities and Exchange Commission
December 31, 2024   *Schedule II*

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1). The company does not hold funds or securities for, or owe money or securities to, customers.

Matrix 360 Distributors, LLC
Information Relating to Possession or Control Requirements Under Rule 15c3-3
Of The Securities and Exchange Commission
December 31, 2024   *Schedule III*

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company did not maintain possession or control of any customer funds or securities.



 taitweller.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Manager
Matrix 360 Distributors, LLC
Fairway, Kansas

We have reviewed management's statements, included in the accompanying Matrix 360 Distributors, LLC's Exemption Report, in which (1) Matrix 360 Distributors, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Matrix 360 Distributors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) (the "exemption provisions") and (2) Matrix 360 Distributors, LLC stated that Matrix 360 Distributors, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Matrix 360 Distributors, LLC 's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Matrix 360 Distributors, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 28, 2025

Matrix 360 Distributors, LLC

Exemption Report

Matrix 360 Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, <u>John Williams</u>, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Principal Executive Officer / Chief Compliance Officer
Matrix 360 Distributors, LLC

February 28, 2025